UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Tesoro Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

David L. Ronn

McGuireWoods LLP

600 Travis Street, Suite 7500

Houston, Texas 77002-2906

(713) 353-6671

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,920,734[1]
	8	SHARED VOTING POWER 9,308,233[1]
	9	SOLE DISPOSITIVE POWER 6,920,734[1]
	10	SHARED DISPOSITIVE POWER 9,308,233[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,228,967[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%[2]
14	TYPE OF REPORTING PERSON CO

1.	Includes both common units representing limited partner interests in the Issuer (“Common Units”) and subordinated units representing limited partner interests in the Issuer (“Subordinated Units”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon the approximate number of Common Units (15,930,416) and Subordinated Units (15,254,890) issued and outstanding as of September 14, 2012, as provided to the Reporting Persons by the Issuer.

1	NAMES OF REPORTING PERSONS. Tesoro Refining and Marketing Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,737,168[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,737,168[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,737,168[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%[2]
14	TYPE OF REPORTING PERSON CO

1.	Includes both Common Units and Subordinated Units of the Issuer. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon the approximate number of Common Units (15,930,416) and Subordinated Units (15,254,890) issued and outstanding as of September 14, 2012, as provided to the Reporting Persons by the Issuer.

1	NAMES OF REPORTING PERSONS. Tesoro Alaska Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 571,065[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 571,065[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,065[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%[2]
14	TYPE OF REPORTING PERSON CO

1.	Includes both Common Units and Subordinated Units of the Issuer. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon the approximate number of Common Units (15,930,416) and Subordinated Units (15,254,890) issued and outstanding as of September 14, 2012, as provided to the Reporting Persons by the Issuer.

1	NAMES OF REPORTING PERSONS. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 669,187[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 669,187[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,187[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%[2]
14	TYPE OF REPORTING PERSON CO

1.	Includes only Common Units of the Issuer. The Reporting Person holds no Subordinated Units. The Reporting Person, sole general partner of the Issuer, owns 636,307 general partner units representing a 2.0% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.
2.	Based upon the approximate number of Common Units (15,930,416) and Subordinated Units (15,254,890) issued and outstanding as of September 14, 2012, as provided to the Reporting Persons by the Issuer.

Note: This Schedule 13D represents the initial statement on Schedule 13D filed by Tesoro Corporation, a Delaware corporation (“Tesoro”), Tesoro Refining and Marketing Company, a Delaware corporation (“TRMC”), and Tesoro Alaska Company, a Delaware corporation (“Tesoro Alaska”), and amends the information provided by each entity on the Schedule 13G filed on February 14, 2012. This Schedule 13D represents the initial statement on Schedule 13D filed by Tesoro Logistics GP, LLC, a Delaware limited liability company (the “General Partner”).

Item 1. Security and Issuer.

This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in Tesoro Logistics LP (the “Issuer”).

The address of the principal executive offices of the Issuer is 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828.

Item 2. Identity and Background.

This Schedule 13D is being filed by Tesoro, TRMC, Tesoro Alaska and the General Partner (the “Reporting Persons”). The principal business address and principal office address of each of the Reporting Persons is 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828.

Tesoro is an independent refiner and marketer of petroleum products. TRMC and Tesoro Alaska are both wholly-owned subsidiaries of Tesoro that produce and market refined petroleum products. The General Partner serves as the general partner of the Issuer. Tesoro and TRMC collectively own 100% of the General Partner’s membership interests.

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 26, 2011, as described in the Issuer’s Registration Statement on Form S-1 (Registration No. 333-171525) and pursuant to the Contribution, Conveyance and Assumption Agreement, dated April 26, 2011, among the Issuer, the Reporting Persons and the other parties thereto (which is filed as Exhibit 2 hereto and is incorporated herein by reference), the Reporting Persons contributed certain assets to the Issuer immediately following the closing of the Issuer’s initial public offering. In exchange, each of the Reporting Persons received the following units of the Issuer: Tesoro received 135,610 Common Units and 6,785,124 Subordinated Units; TRMC received 158,090 Common Units and 7,909,891 Subordinated Units; Tesoro Alaska received 11,190 Common Units and 559,875 Subordinated Units; and the General Partner received a certain number of general partner units representing a 2.0% general partner interest in the Issuer as well as incentive distribution rights.

Effective April 1, 2012, pursuant to the Contribution, Conveyance and Assumption Agreement among the Issuer, the General Partner, Tesoro, TRMC and the other parties thereto (which is filed as Exhibit 3 hereto and is incorporated herein by reference), the General Partner contributed certain assets to the Issuer in exchange for 206,362 Common Units, approximately $67.5 million in cash, and the number of general partner units necessary to maintain its 2.0% general partner interest in the Issuer.

On September 14, 2012, pursuant to the Contribution, Conveyance and Assumption Agreement, dated September 14, 2012, among the Issuer, the General Partner, Tesoro, TRMC and the other parties thereto (which is filed as Exhibit 4 hereto and is incorporated herein by reference), the General Partner contributed certain assets to the Issuer and in exchange received 462,825 Common Units, approximately $189 million in cash, and the number of general partner units necessary to maintain its 2.0% general partner interest in the Issuer.

Item 4. Purpose of Transaction.

The information provided in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Units reported in this Schedule 13D solely for investment purposes and may acquire additional Units in the open market, in private transactions or otherwise depending on the Reporting Persons’ business, prospects and financial condition, the market for the Units, general economic conditions, stock market conditions and other future developments.

The following describes the plans or proposals that the Reporting Persons may have with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) The General Partner manages the Issuer’s operations and activities on the Issuer’s behalf through the General Partner’s directors and executive officers. The General Partner is ultimately controlled by Tesoro and some of Tesoro’s executive officers also serve as directors and executive officers of the General Partner. Due to its ultimate control of the General Partner, Tesoro has the right to appoint the board of directors of the General Partner. Tesoro has no current intention of changing the board of directors or management of the General Partner.

(e) Tesoro, as the direct and indirect owner of the General Partner, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Tesoro, however, has no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any actions or events similar to those specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may change their plans or proposals with respect to the items discussed above in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional Units of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Items 11 and 13 of each Cover Page state the aggregate number and percentage of Units (defined below) beneficially owned by the applicable Reporting Person. Such information is incorporated herein by reference.

The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of the beneficial ownership calculations contained herein pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Accordingly, the numbers reported in Items 7 through 11 of each Cover Page include both the Common Units and the Subordinated Units (together, the “Units”) beneficially owned by the applicable Reporting Person. Similarly, the percentage reported in Item 13 of each Cover Page is based on the approximate number of Common Units (15,930,416) and Subordinated Units (15,254,890) issued and outstanding as of September 14, 2012.

Tesoro is the record holder of 6,920,734 Units (135,610 Common Units and 6,785,124 Subordinated Units), over which it has sole voting and dispositive power. TRMC is the record holder of 8,067,981 Units (158,090 Common Units and 7,909,891 Subordinated Units), over which it shares voting and dispositive power with Tesoro due to Tesoro’s ownership of 100% of the securities of TRMC. Tesoro Alaska is the record holder of 571,065 Units (11,190 Common Units and 559,875 Subordinated Units), over which it shares voting and dispositive power with Tesoro due to Tesoro’s ownership of 100% of the securities of Tesoro Alaska.

The General Partner is the record holder of 669,187 Units, all of which are Common Units. The General Partner shares voting and dispositive power over these Units with Tesoro and TRMC due to Tesoro’s and TRMC’s ownership of 100% of the General Partner’s membership interests (21% and 79%, respectively).

The number of Units held by each of the Reporting Person’s directors and executive officers, all of which are Common Units, is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(b) The information provided in Item 5(a) of this Schedule 13D is incorporated herein by reference.

(c) Except as otherwise stated herein, none of the Reporting Persons has engaged in any transactions involving Units during the past 60 days. To the best of the Reporting Persons’ knowledge, all transactions engaged in by the Reporting Persons’ directors and executive officers during the past 60 days that involved Units are disclosed on Schedule A.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units reported as being beneficially owned by the Reporting Persons on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

The General Partner, as the sole general partner of the Issuer, Tesoro, TRMC and Tesoro Alaska, as limited partners of the Issuer, and all other limited partners of the Issuer, are party to the First Amended and Restated Agreement of Limited Partnership of the Issuer dated as of April 26, 2011 (the “Partnership Agreement”). Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of the conversion of the Subordinated Units into Common Units and voting rights.

Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units that they hold.

Under the Amended and Restated Limited Liability Company Agreement of the General Partner dated April 25, 2011, as amended April 1, 2012 and September 14, 2012 (the “Limited Liability Company Agreement”), and the Joinder and Amendment Agreement of the General Partner, effective April 1, 2012 (the “Joinder Agreement”), Tesoro and TRMC, as the sole two members, have the right to elect the members of the board of directors of the General Partner. TRMC is a wholly-owned subsidiary of Tesoro.

On September 24, 2012, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Schedule 13D, a copy of which attached hereto as Exhibit 5.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed April 29, 2011, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Limited Liability Company Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Limited Liability Company Agreement filed as Exhibit 3.2 to the Issuer’s

Current Report on Form 8-K filed on April 29, 2011, and by reference to Amendment No. 2 to the Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2012. References to, and descriptions of, the Joinder Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joinder Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2012.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

1.	First Amended and Restated Agreement of Limited Partnership of Tesoro Logistics LP dated as of April 26, 2011 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on April 29, 2011)

2.	Contribution, Conveyance and Assumption Agreement, dated as of April 26, 2011, among Tesoro Logistics LP, Tesoro Logistics GP, LLC, Tesoro Logistics Operations LLC, Tesoro Corporation, Tesoro Alaska Company, Tesoro Refining and Marketing Company and Tesoro High Plains Pipeline Company LLC (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 29, 2011)

3.	Contribution, Conveyance and Assumption Agreement, effective April 1, 2012, among Tesoro Logistics LP, Tesoro Logistics GP, LLC, Tesoro Logistics Operations LLC, Tesoro Corporation and Tesoro Refining and Marketing Company (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2012)

4.	Contribution, Conveyance and Assumption Agreement, dated as of September 14, 2012, among Tesoro Logistics LP, Tesoro Logistics GP, LLC, Tesoro Logistics Operations LLC, Tesoro Corporation and Tesoro Refining and Marketing Company (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 17, 2012)

5.	Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC dated April 25, 2011 (incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on April 29, 2011)

6.	Joinder and Amendment Agreement of Tesoro Logistics GP, LLC, effective April 1, 2012, between Tesoro Corporation and Tesoro Refining and Marketing Company (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2012)

7.	Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, dated September 14, 2012, (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2012)

8.	Joint Filing Agreement, dated as of September 24, 2012, among Tesoro Corporation, Tesoro Refining and Marketing Company, Tesoro Alaska Company and Tesoro Logistics GP, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2012

TESORO CORPORATION

/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

TESORO REFINING AND MARKETING COMPANY

/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President and Secretary

TESORO ALASKA COMPANY

/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

TESORO LOGISTICS GP, LLC

/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO CORPORATION

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Rodney F. Chase	Non-Executive Chairman for Genel Energy, plc	0
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	10,608
Robert W. Goldman	Independent Financial Consultant	4,100
Steven H. Grapstein	Chief Executive Officer of Como Holdings USA, Inc.	5,000
David Lilley	Retired	0
J.W. Nokes	Retired	0
Susan Tomasky	Retired	0
Michael E. Wiley	Retired	0
Patrick Y. Yang	Head of Global Technical Operations, F. Hoffmann-La Roche, Ltd.	0

Executive Officers:

Name	Position at Tesoro Corporation	Units Held
Gregory J. Goff	President and Chief Executive Officer	10,608
Daniel R. Romasko	Executive Vice President, Operations	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	0
G. Scott Spendlove	Senior Vice President, Chief Financial Officer	0
Claude A. Flagg	Senior Vice President, Strategy and Business Development	0
David K. Kirshner	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Tracy D. Jackson	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

TESORO REFINING AND MARKETING COMPANY

The business address of each person listed below is c/o Tesoro Refining and Marketing Company, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	10,608
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
G. Scott Spendlove	Senior Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Refining and Marketing Company	Units Held
Gregory J. Goff	President and Chief Executive Officer	10,608
Daniel R. Romasko	Executive Vice President, Operations	0
Charles S. Parrish	Executive Vice President and Secretary	0
G. Scott Spendlove	Senior Vice President, Chief Financial Officer	0
David K. Kirshner	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Tracy D. Jackson	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO ALASKA COMPANY

The business address of each person listed below is c/o Tesoro Alaska Company, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	10,608
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
G. Scott Spendlove	Senior Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Alaska Company	Units Held
Gregory J. Goff	President and Chief Executive Officer	10,608
Daniel R. Romasko	Executive Vice President, Operations	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	0
G. Scott Spendlove	Senior Vice President, Chief Financial Officer	0
David K. Kirshner	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Tracy D. Jackson	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS GP, LLC

The business address of each person listed below is c/o Tesoro Logistics GP, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	10,608
Raymond J. Bromark	Retired	4,381
James H. Lamanna	President of Timeless Triumph LLC (a consulting firm)	800
Thomas C. O’Connor	President and Chief Executive Officer of DCP Midstream, LLC	10,146
Phillip M. Anderson	President of Tesoro Logistics GP, LLC	7,556
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Daniel R. Romasko	Executive Vice President, Operations of Tesoro Corporation	0
G. Scott Spendlove	Senior Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Logistics GP, LLC	Units Held
Gregory J. Goff	Chairman of the Board and Chief Executive Officer	10,608
Phillip M. Anderson	President	7,556
Charles S. Parrish	Vice President, General Counsel and Secretary	0
Daniel R. Romasko	Vice President and Chief Operating Officer	0
G. Scott Spendlove	Vice President and Chief Financial Officer	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Tracy D. Jackson	Vice President and Treasurer	0
Rick D. Weyen	Vice President, Operations	3,000

[Schedule A Continues on Next Page]

TRANSACTIONS BY THE DIRECTORS AND EXECUTIVE OFFICERS OF

THE REPORTING PERSONS

•

On August 1, 2012, James H. Lamanna acquired 100 Common Units for approximately $36.47 per unit pursuant to a Programmed Plan of Transactions established on May 10, 2012 in compliance with Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, as amended.

[End of Schedule A]